03 FEB 26 AM 7:21

82-4114

EVERGREEN FORESTS LIMITED

03007018

19 February 2003

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street
Washington, D.C. 20549
U.S.A.

SUPPL

RE: Evergreen Forests Limited [82 - 4114]

Dear Sir

Please find enclosed a copy of the following documents.

- Preliminary Half Year Report
- Other Notices send to the New Zealand Stock Exchange

Please do not hesitate to contact us, if you require further information or have any queries.

Yours faithfully
EVERGREEN FORESTS LIMITED

PROCESSED
MAR 10 2003
THOMSON FINANCIAL

Gregory K. Parker
Treasurer & Company Secretary
E-mail gkp@evergreen.co.nz

CC: Paul Martin
Bankers Trust Company

Scott Ziegler
Ziegler, Ziegler & Altman

dlw 3/3

Ref: S80.01/Ltr to SEC 02-02-28

EVERGREEN FORESTS LIMITED

EVERGREEN FORESTS LIMITED

News Release
17 February 2003

EVERGREEN ANNOUNCES STEADY PROFIT

Evergreen Forests Limited announced today an operating profit of $4.270 million for the six months ended December 2002 (December 2001: $3.540 million). Chief Executive Mark Bogle said that increased production during this period and satisfactory market conditions (particularly during the first quarter) contributed to this improved result.

Current trading conditions are less favourable with the combination of a firmer New Zealand dollar and lower US dollar log prices resulting in softening NZ dollar returns. Mr Bogle said that while this may lower production and lead to a lower profit for the second half of the year, the company still expects the full year operating profit to compare favourably with the year ended 30th June 2002.

Mr Bogle stated that forward cover was in place for expected export receipts at an average of US$0.4425 for the next 6 months providing some protection to the company's operating profit. However, he also said that should pricing and currency trends continue to be unfavourable it would impact negatively on forest values. Evergreen's forest estate is independently valued each year at 30 June and any adjustments necessary will be made at this time.

The Forest Stewardship Council audit has been completed and the company expects FSC certification confirming its sustainable forest management practices will be received for its North Island forests prior to June 30 2003.

Evergreen also advised that it has been informed that UBS Timber Investors has been appointed as the new manager of Xylem Fund I. Xylem Fund I holds 43.33% of Evergreen ordinary shares. The company understands that over the next three months UBS is to undertake a review of the Fund's investment in Evergreen. UBS Timber Investors is a division of UBS Global Asset Management New York, Inc. part of UBS AG.

Evergreen is a public company listed on the New Zealand Stock Exchange. The company owns or has cutting rights over 21,000 stocked hectares (52,000 acres) planted in fast-growing radiata pine. Its forest properties are principally located in Northland, South Auckland, the East Coast and the West Coast of the South Island.

For further information contact Mr Mark Bogle (09) 307 3240, email: msb@evergreen.co.nz

The company's web site is located at: www.evergreen.co.nz. For information on the New Zealand stockmarket and the company's share price on the NZSE, please go to: www.nzse.co.nz

Level 15, Quay Tower, 29 Customs Street West,
Private Bag 106 604, Downtown, Auckland, New Zealand.
Telephone: (64 9) 307 3240 Facsimile: (64 9) 307 3247

PRELIMINARY HALF YEAR REPORT ANNOUNCEMENT
EVERGREEN FORESTS LIMITED
For the half year ended 31 December 2002

Preliminary half year report on consolidated results (including the results for the previous corresponding half year) in accordance with Listing Rule 10.4.2.

This report has been prepared in a manner which complies with generally accepted accounting practice and gives a true and fair view of the matters to which the report relates and is based on unaudited accounts.
If the report is based on audited accounts, any material qualification made by the auditor is to be attached.

The Listed Issuer has a formally constituted Audit Committee of the Board of Directors.

	CONSOLIDATED OPERATING STATEMENT		
	31/12/02 CURRENT HALF YEAR $NZ'000	UP/ DOWN %	31/12/01 Corresponding HALF YEAR $NZ'000
1 **OPERATING REVENUE**			
(a) Sales revenue	19,873	80.4%	11,014
(b) Other revenue	804	304.0%	199
(c) Total operating revenue	20,677	84.4%	11,213
2(a) OPERATING SURPLUS (DEFICIT) BEFORE UNUSUAL ITEMS AND TAX			
(b) Unusual items for separate disclosure	0	0.0%	0
(c) **OPERATING SURPLUS (DEFICIT) BEFORE TAX**	4,270	20.6%	3,540
(d) Less tax on operating profit	0	0.0%	0
(e) Operating profit after tax but before minority interests	4,270	20.6%	3,540
(f) Less minority interests	0	0.0%	0
(g) Equity earnings [detail in item 19]	0	0.0%	0
(h) **OPERATING PROFIT AFTER TAX ATTRIBUTABLE TO MEMBERS OF LISTED ISSUER**	4,270	20.6%	3,540
3(a) EXTRAORDINARY ITEMS [detail in item 6(a)]	0	0.0%	0
(b) Less minority interests	0	0.0%	0
(c) Extraordinary items after tax attributable to members of Listed Issuer	0	0.0%	0
4(a) **TOTAL OPERATING PROFIT AND EXTRAORDINARY ITEMS AFTER TAX [2(e) + 2(g) + 3(a) above]**	4,270	20.6%	3,540
(b) Operating Profit and Extraordinary Items after Tax attributable to Minority Interests [Items 2(d) + 3(b) above]	0	0.0%	0
(c) **OPERATING PROFIT (LOSS) AND EXTRAORDINARY ITEMS AFTER TAX ATTRIBUTABLE TO MEMBERS OF THE LISTED ISSUER [2(h) + 3(c) ABOVE]**	4,270	20.6%	3,540

5 DETAILS OF SPECIFIC RECEIPTS/OUTLAYS, REVENUES/EXPENSES FOR HALF YEAR

# Items marked in this way need be shown only where their inclusion as revenue or exclusion from expenses has had a material effect on reported profit (loss).	CONSOLIDATED	
	31/12/02 CURRENT HALF YEAR $NZ'000	31/12/01 CORRESPONDING HALF YEAR $NZ'000
(a) Interest revenue included in Item 2(c) above	138	106
(b) # Interest revenue included in 5(a) above but not yet received	0	0
(c) Interest expense included in Item 2(c) above (include all forms of interest, lease finance charges, etc.)	320	27
(d) # Interest costs excluded from 5(c) above and capitalised in asset values	2,726	2,690
(e) # Outlays (other than those arising from the acquisition of an existing business) capitalised in intangibles	0	0
(f) Depreciation including all forms of amortisation and writing down of property/investment	254	158
(g) Write-off intangibles	0	0
(h) Unrealised changes in value of investments (except for investment properties if the supplementary statement after line 4c has been completed	0	0

6(a) UNUSUAL AND EXTRAORDINARY ITEMS OF THE GROUP

Items of a revenue or expense which are of such size and incidence or of such nature that their disclosure is necessary to explain the performance of the entity. - as required by FRS9

	GROUP - CURRENT HALF YEAR		
DETAILS AND COMMENTS	Before tax $NZ'000	Related Income Tax $NZ'000	After Tax $NZ'000
Unusual Items - item 2(b) above	0	0	0
Total unusual items	0	0	0
Extraordinary Items - item 3(a) above	0	0	0
Total extraordinary items	0	0	0

6(b) COMMENTS BY DIRECTORS

i. Material factors affecting the revenues and expenses of the group for the current half year
Nil.

ii. Significant trends or events since end of current half year
Nil.

iii. Changes in accounting policies since last Annual Report and/or last Half Yearly Report
There have been no changes in accounting policies during the period.

7 EARNINGS PER SHARE

	CONSOLIDATED	
	31/12/02 CURRENT HALF YEAR CENTS	31/12/01 CORRESPONDING HALF YEAR CENTS
Earnings in cents per ordinary share based on the weighted average number of shares on issue during the period and Operating profit (loss) after tax attributable to members of Listed Issuer [Item 2(f) above] after deducting therefrom any provision for preference dividends		
(a) Basic EPS	2.9	2.5
(b) Diluted EPS (if materially different from (a))	2.2	1.8

8(a) MATERIAL ACQUISITIONS OF SUBSIDIARIES — None

(i) Name of subsidiary or group of subsidiaries		NA
(ii) Contribution to consolidated surplus (deficit) and extraordinary items after tax	$	NA
(iii) Date from which such contribution has been calculated		NA
(iv) Operating surplus (deficit) and extraordinary items after tax of the subsidiary for the previous corresponding half year	$	NA

8(b) MATERIAL DISPOSALS OF SUBSIDIARIES

(i) Name of subsidiary or group of subsidiaries		NA
(ii) Contribution to consolidated surplus (deficit) and extraordinary items after tax from operation of subsidiary	$	NA
(iii) Date from which such contribution has been calculated		NA
(iv) Contribution to consolidated surplus (deficit) and extraordinary items after tax for the previous corresponding half year	$	NA
(v) Contribution to consolidated surplus (deficit) and extraordinary items from sale of subsidiary	$	NA

9 REPORTS FOR INDUSTRY AND GEOGRAPHICAL SEGMENTS

Information of the industry and geographical segments of the Listed Issuer is to be reported for the half year in accordance with the provisions of SSAP:23: Financial Reporting for Segments. Because of the differing nature and extent of segments among Listed Issuers, no complete proforma is provided, and the segment information should be completed separately and attached to this report.

The group operates predominantly in one industry - forestry sector and in one geographical area - New Zealand.

STATEMENT OF ASSETS, LIABILITIES AND SHAREHOLDERS' EQUITY

	CONSOLIDATED		
	31/12/02 AT END OF CURRENT HALF YEAR $NZ'000	30/06/02 AS SHOWN IN LAST ANNUAL REPORT $NZ'000	31/12/01 PREVIOUS CORRESPONDING HALF YEAR $NZ'000
10 CURRENT ASSETS			
(a) Cash	4,238	2,799	2,971
(b) Receivables	3,967	3,153	1,953
(c) Investments	0	0	0
(d) Inventories	516	909	1,317
(e) Other	0	0	0
(f) TOTAL CURRENT ASSETS	8,721	6,861	6,241
NON-CURRENT ASSETS			
(g) Receivables	2,094	2,216	1,973
(h) Investments	5,368	5,952	6,174
(i) Property, roading, plant and equipment	5,393	4,001	3,066
Land	27,400	27,400	27,402
Forest crop	165,382	161,277	156,116
(j) Intangibles	0	0	0
(k) Other	0	0	0
(l) TOTAL NON-CURRENT ASSETS	205,637	200,846	194,731
(m) TOTAL ASSETS	214,358	207,707	200,972
11 CURRENT LIABILITIES			
(a) Accounts payable	1,809	2,172	887
(b) Borrowings	0	4,000	4,000
(c) Provisions	0	0	0
(d) Other	1,036	630	696
(e) TOTAL CURRENT LIABILITIES	2,845	6,802	5,583
NON-CURRENT LIABILITIES			
(f) Accounts Payable	0	0	0
(g) Borrowings	54,971	49,716	48,384
(h) Provisions	0	0	0
(i) Convertible Notes - 19 March 2009	27,598	26,579	28,361
(j) Convertible redeemable preference shares	1,294	1,070	1,070
(k) TOTAL NON-CURRENT LIABILITIES	83,863	77,365	77,815
(l) TOTAL LIABILITIES	86,708	84,167	83,398
(m) NET ASSETS	127,650	123,540	117,574
12 SHAREHOLDERS' EQUITY			
(a) Share capital	104,410	104,570	101,810
(b) Reserves:			
(i) Revaluation reserve	0	0	0
(ii) Other reserves	0	0	0
(c) Retained profits (accumulated losses)	23,240	18,970	15,764
(d) SHAREHOLDERS' EQUITY ATTRIBUTABLE TO MEMBERS OF THE HOLDING COMPANY	127,650	123,540	117,574
(e) Outside equity interests in subsidiaries	0	0	0
(f) TOTAL SHAREHOLDERS' EQUITY	127,650	123,540	117,574

STATEMENT OF CASH FLOWS FOR HALF YEAR

	CONSOLIDATED	
	31/12/02 CURRENT HALF YEAR $NZ'000	31/12/01 CORRESPONDING HALF YEAR $NZ'000
13 CASH FLOWS RELATING TO OPERATING ACTIVITIES		
(a) Receipts from customers	20,317	11,825
(b) Interest received	138	106
(c) Dividends received	0	0
(d) Payment to suppliers and employees	-15,790	-9,439
(e) Interest paid	-320	-27
(f) Income taxes paid	0	0
(g) Other		0
(h) NET OPERATING CASH FLOWS	4,345	2,465
14 CASH FLOWS RELATED TO INVESTING ACTIVITIES		
(a) Cash proceeds from sale of property, plant and equipment	0	10
(b) Cash proceeds from sale of equity investments	0	0
(c) Loans repaid by other entities	0	0
(d) Cash paid for purchases of property, plant and equipment	-1,617	-116
(e) Interest paid - capitalised	-1,202	-1,138
(f) Cash paid for purchases of equity investments	0	0
(g) Acquisition & development of forests	-1,428	-1,820
(h) Loans & Advances	-77	-906
(i) Other - Dividends received	604	184
(j) NET INVESTING CASH FLOWS	-3,720	-3,786
15 CASH FLOWS RELATED TO FINANCING ACTIVITIES		
(a) Cash proceeds from issues of shares, options, etć	224	1,070
(b) Borrowings	15,750	2,600
(c) Repayment of borrowings - Convertible Note buy back	0	-5,009
- Vendor finance repaid	-15,000	0
(d) Dividends paid	0	0
(e) Other - Share buy back	-160	-313
(f) NET FINANCING CASH FLOWS	814	-1,652
16 NET INCREASE (DECREASE) IN CASH HELD	1,439	-2,973
(a) Cash at beginning of half year	2,799	5,944
(b) Exchange rate adjustments to Item 16(a) above	0	0
(c) CASH AT END OF HALF YEAR	4,238	2,971

17 NON-CASH FINANCING AND INVESTING ACTIVITIES

Provide details of financing and investing transactions which have had a material effect on group assets and liabilities but did not involve cash flows.

NIL

18 RECONCILIATION OF CASH

For the purposes of the above statement of cash flows, cash includes Bank Overdrafts, Bank Accounts and Short Term Deposits.

Cash at the end of the half year as shown in the statement of cash flows is reconciled to the related items in the accounts as follows:	31/12/02 Current Half Year $NZ'000	31/12/01 Corresponding Half Year $NZ'000
Cash on hand and at bank	371	166
Deposits at call	3,867	2,805
Bank Overdraft	0	0
Other (provide details)	0	0
TOTAL = CASH AT END OF HALF YEAR [Item 16(c) above]	4,238	2,971

19 EQUITY ACCOUNTED ASSOCIATED COMPANIES AND OTHER MATERIAL INTERESTS

	EQUITY EARNINGS	
(1) GROUP SHARE OF RESULTS OF ASSOCIATED COMPANIES	31/12/02 Current Half Year $NZ'000	31/12/01 Corresponding Half Year $NZ'000
(a) OPERATING PROFIT (LOSS) BEFORE TAX	NA	NA
(b) Less Tax	0	
(c) OPERATING PROFIT (LOSS) AFTER TAX		
(d) (i) Extraordinary items (gross)	0	
(ii) Less tax	0	
(iii) Extraordinary items (net)	0	
(e) OPERATING PROFIT (LOSS) AND EXTRA-ORDINARY ITEMS AFTER TAX	0	
(f) Less dividends paid to group	0	
(g) NET ADDITION TO (REDUCTION IN) EQUITY CARRYING VALUE OF INVESTMENTS FROM CURRENT PROFITS (ITEM 2(e))	0	NA

19 EQUITY ACCOUNTED ASSOCIATED COMPANIES AND OTHER MATERIAL INTERESTS (CONT'D)

(ii) MATERIAL INTERESTS IN CORPORATIONS NOT BEING SUBSIDIARIES:

(a) The Group has a material (from group's viewpoint) interest in the following corporations:

Name	Percentage of ordinary shares held at end of half year		Combinations of operating profit (loss) and extraordinary items after tax $NZ'000	
	Current half year	Previous corresponding half year	Current half year $NZ'000	Previous corresponding half year $NZ'000
			Equity Accounted	
Equity accounted associated companies None				
Other material Interests			Not Equity Accounted	
Nuhaka Forestry Fund	29.62%	29.62%	N A	N A

(b) INVESTMENTS IN ASSOCIATED COMPANIES

	Current Half Year $NZ'000	Previous Corresponding Half Year $NZ'000
Carrying value of investments in associated companies (CV)	0	Nil
Share of associated companies' retained profits and reserves not included in CV:		
Retained profits		
Reserves		
Equity carrying value of investments	0	Nil

20 ISSUED AND QUOTED SECURITIES AS AT 31 DECEMBER 2002

	Number Issued	Number Quoted	Par Value Cents	Paid-Up Value Cents
PREFERENCE SHARES				
Convertible Redeemable				
Preference Shares (CRPS)				
On issue at beginning of year	1,390,000	Nil		
Issued during current half year	290,000	Nil		
On issue at end of half year	1,680,000	Nil		

During the year the company issued to employees 290,000 CRPS at $ 0.77 per share. A preference dividend of $0.11 per CRPS is paid annually and this dividend less tax must be applied by the participants in repayment of company loans. Each CRPS can be converted into one ordinary share at any time prior to 9 November 2011 at the option of the participant.

	Number Issued	Number Quoted	Par Value Cents	Paid-Up Value Cents
ORDINARY SHARES:				
On issue at beginning of year	145,807,541	145,807,541		
Cancelled during current half year:	-678,470	-678,470		
On issue at end of half year	145,129,071	145,129,071		
Shares (inluded above and held as treasury stock)	288,607	288607		
CONVERTIBLE NOTES:				
On issue at beginning of year	21,957,483	21,957,483		
On issue at end of half year	21,957,483	21,957,483		

The Ten Year Zero Coupon Convertible Notes accrue interest at the rate of 7.18% per annum and are secured by a second ranking floating charge over the assets of the company and its charging subsidiaries (Charging Group). Each convertible note (issue price $ 1.00) is redeemable in cash after 10 years (19 March 2009) for $2.00. Noteholders can elect to convert the notes (principal plus accrued interest less any withholding taxes) into shares at any time prior to redemption at a fixed conversion price of $0.55. Noteholders may reimburse the company for withholding taxes, enabling the noteholders to obtain full conversion. The company has the right to give twenty days notice of early redemption at any time, if after 19 March 2002 the share price is above $1.10.

OPTIONS:

As at 31 December 2002, 1,278,000 options were on issue pursuant to the executive share option scheme. The number of options that may be exercised will vary depending on the performance of the Company. At 31 December 2002 150,000 options maturing on 30 June 2005 and 326,000 options maturing on 30 June 2006 are exercisable. The options do not carry dividend or voting rights, or rights to attend meetings of the Company. Entitlements to bonus and rights issues accumulate during the option period.

On issue at beginning of year	1,278,000	0
Issued during current half year	0	0
Cancelled during current half year	0	0
On issue at end of half year	1,278,000	0

Expiry Date	Exercise price	Number
30 June 2005	$ 0.55	300,000
30 June 2006	$ 0.55	978,000

DEBENTURES - Totals only	NIL	
UNSECURED NOTES - Totals only	NIL	
OTHER SECURITIES	NIL	

21 DIVIDEND None

If a decision regarding a dividend has been made, file a completed copy of Appendix 7 with this form

22 ANNUAL MEETING (if full year report) NA

(a) To be held at :

(b) Date: Time:

(c) Approximate date of availability of Annual Report:

If this half year report was approved by resolution of the Board of Directors, please indicate date of meeting: 17-Feb-03

(Signed by) Authorised Officer of Listed Issuer Date

Sec

EVERGREEN FORESTS LIMITED

19 February 2003

Attn: Market Information Services Section
The New Zealand Stock Exchange
PO Box 2959
WELLINGTON

RE: NOTICE UPON CONVERSION

Pursuant to Rule 7.12.9 of the New Zealand Stock Exchange Listing Rules, we are pleased to provide the following information in relation to the conversion of convertible notes into ordinary shares in Evergreen Forests Limited:

Number of securities converted:	1,051,614 Convertible Notes
Number of ordinary shares issued on conversion:	2,500,002 fully paid Ordinary Shares
Details of any interest/dividend conditions attached to the securities converted and allotted upon conversion	The converted securities will rank equally in all respects with ordinary shares already on issue
Number of securities remaining to be converted	19,643,933

If you have any questions, please do not hesitate to contact us.

Sincerely
EVERGREEN FORESTS LIMITED

G K Parker
Treasurer

Level 15, Quay Tower, 29 Customs Street West,
Private Bag 106 604, Downtown, Auckland, New Zealand.
Telephone: (64 9) 307 3240 Facsimile: (64 9) 307 3247
Website: www.evergreen.co.nz

EVERGREEN
FORESTS
LIMITED

19 February 2003

Attn: Market Information Services Section
The New Zealand Stock Exchange
PO Box 2959
WELLINGTON

RE: ISSUE OF SHARES BY EVERGREEN FORESTS LIMITED

Pursuant to Rule 7.12.1 of the New Zealand Stock Exchange Listing Rules, we are pleased to provide the following information in relation to the issue of ordinary shares in Evergreen Forests Limited:

Class of security:	Ordinary Shares
ISIN number:	NZEVFE000152
Number of securities issued:	2,500,002 ordinary shares, credited as fully paid
Nominal value:	n/a
Issue Price:	$0.55
Payment Method:	Issued on conversion of convertible notes – payment not in cash.
Amount Paid Up:	n/a
Percentage of total class issued:	1.68% (total class of ordinary shares issued being 148,129,071)
Reason for issue:	Pursuant to an instruction from convertible note holders in Evergreen Forests to convert 1,051,614 convertible notes into ordinary shares.
Authority for the issue:	Issued pursuant to clause 4.2(f) of the constitution of the company, and pursuant to Section 6 of the convertible note trust deed between Evergreen Forests Limited, Evergreen Forests Marketing Limited and Perpetual Trust Limited.

Total number of fully paid ordinary shares in existence after issue:	150,129,073
Special Terms:	Nil
Date of issue:	12 February 2003

The company holds 311,607 ordinary shares as treasury stock.

Please confirm that the additional shares referred to in this letter have been accepted for listing by the NZSE. If you have any questions, please do not hesitate to contact us.

Sincerely
EVERGREEN FORESTS LIMITED

G K Parker
Treasurer

FILE COPY

EVERGREEN FORESTS LIMITED

5 February 2003

Attn: Market Information Services Section
The New Zealand Stock Exchange
PO Box 2959
WELLINGTON

RE: ISSUE OF SHARES BY EVERGREEN FORESTS LIMITED

Pursuant to Rule 7.12.1 of the New Zealand Stock Exchange Listing Rules, we are pleased to provide the following information in relation to the issue of ordinary shares in Evergreen Forests Limited:

Class of security:	Ordinary Shares
ISIN number:	NZEVFE000152
Number of securities issued:	3,000,000 ordinary shares, credited as fully paid
Nominal value:	n/a
Issue Price:	$0.55
Payment Method:	Issued on conversion of convertible notes – payment not in cash.
Amount Paid Up:	n/a
Percentage of total class issued:	2.07% (total class of ordinary shares issued being 145,129,071)
Reason for issue:	Pursuant to an instruction from convertible note holders in Evergreen Forests to convert 1,261,936 convertible notes into ordinary shares.
Authority for the issue:	Issued pursuant to clause 4.2(f) of the constitution of the company, and pursuant to Section 6 of the convertible note trust deed between Evergreen Forests Limited, Evergreen Forests Marketing Limited and Perpetual Trust Limited.

Level 15, Quay Tower, 29 Customs Street West,
Private Bag 106 604, Downtown, Auckland, New Zealand.
Telephone: (64 9) 307 3240 Facsimile: (64 9) 307 3247
Website: www.evergreen.co.nz

Total number of fully paid ordinary shares in existence after issue:	148,129,071
Special Terms:	Nil
Date of issue:	3 February 2003

The company holds 311,607 ordinary shares as treasury stock.

Please confirm that the additional shares referred to in this letter have been accepted for listing by the NZSE. If you have any questions, please do not hesitate to contact us.

Sincerely
EVERGREEN FORESTS LIMITED

G K Parker
Treasurer

EVERGREEN
FORESTS
LIMITED

5 February 2003

Attn: Market Information Services Section
The New Zealand Stock Exchange
PO Box 2959
WELLINGTON

RE: NOTICE UPON CONVERSION

Pursuant to Rule 7.12.9 of the New Zealand Stock Exchange Listing Rules, we are pleased to provide the following information in relation to the conversion of convertible notes into ordinary shares in Evergreen Forests Limited:

Number of securities converted:	1,261,936 Convertible Notes
Number of ordinary shares issued on conversion:	3,000,000 fully paid Ordinary Shares
Details of any interest/dividend conditions attached to the securities converted and allotted upon conversion	The converted securities will rank equally in all respects with ordinary shares already on issue
Number of securities remaining to be converted	20,695,547

If you have any questions, please do not hesitate to contact us.

Sincerely
EVERGREEN FORESTS LIMITED

G K Parker
Treasurer

Level 15, Quay Tower, 29 Customs Street West,
Private Bag 106 604, Downtown, Auckland, New Zealand.
Telephone: (64 9) 307 3240 Facsimile: (64 9) 307 3247
Website: www.evergreen.co.nz

NZSE
New Zealand
Stock Exchange

Disclosure of Initial Director Relevant Interests

(Disclosure in accordance with LR 10.9.3)

Name of Listed Issuer:	EVERGREEN FORESTS LIMITED
Name of Director:	DONALD CAMPBELL
Date of Appointment:	1999
Date of Disclosure:	6 January 2003
Nature of Relevant Interest: *(Provide details of the circumstances giving rise to the Relevant Interest. Details should be provided separately for each circumstance giving rise to a Relevant Interest e.g. details of a trust or arrangement which gives rise to power to exercise votes attached to a security should be detailed separately to circumstances where the director is the beneficial owner of the security. This may involve disclosing a number of different types of circumstances that give rise to a Relevant Interest.)*	Beneficial Associated as Mr Campbell is the CEO of Guaranty Finance Management, LLC which serves as the manager of Hambrecht and Quist Guaranty Finance, LLC. Associated as President and Director of the Donald Miller Campbell Family Foundation
Class of Security to which Relevant Interest Relates: *(Provide full description of each class of security to which each type of Relevant Interest relates.)*	Ordinary Shares
No. of Securities Held: *(For each circumstance that gives rise to a Relevant Interest e.g. 50,000 as beneficial owner, 50,000 pursuant to Trust Deed.)*	1,763,800 as beneficial owner 4,509,909 as relevant interest pursuant to a management contract with Hambrecht and Quist Guaranty Finance. 130,000 as associated interest pursuant to a Family Foundation

NZSE
New Zealand
Stock Exchange

Disclosure of Initial Director Relevant Interests

(Disclosure in accordance with LR 10.9.3)

Name of Listed Issuer:	EVERGREEN FORESTS LIMITED
Name of Director:	DONALD CAMPBELL
Date of Appointment:	1999
Date of Disclosure:	6 January 2003
Nature of Relevant Interest: *(Provide details of the circumstances giving rise to the Relevant Interest. Details should be provided separately for each circumstance giving rise to a Relevant Interest e.g. details of a trust or arrangement which gives rise to power to exercise votes attached to a security should be detailed separately to circumstances where the director is the beneficial owner of the security. This may involve disclosing a number of different types of circumstances that give rise to a Relevant Interest.)*	Beneficial Associated as Mr Campbell is the CEO of Guaranty Finance Management, LLC which serves as the manager of Hambrecht and Quist Guaranty Finance, LLC. Associated as President and Director of the Donald Miller Campbell Family Foundation
Class of Security to which Relevant Interest Relates: *(Provide full description of each class of security to which each type of Relevant Interest relates.)*	Convertible Notes
No. of Securities Held: *(For each circumstance that gives rise to a Relevant Interest e.g. 50,000 as beneficial owner, 50,000 pursuant to Trust Deed.)*	611,818 as beneficial owner 5,368,263 as relevant interest pursuant to a management contract with Hambrecht and Quist Guaranty Finance. 237,176 as associated interest pursuant to a Family Foundation

NZSE

New Zealand Stock Exchange

Disclosure of Initial Director Relevant Interests

(Disclosure in accordance with LR 10.9.3)

Name of Listed Issuer:	EVERGREEN FORESTS LIMITED
Name of Director:	WILLIAM FALCONER
Date of Appointment:	1995
Date of Disclosure:	6 January 2003
Nature of Relevant Interest: *(Provide details of the circumstances giving rise to the Relevant Interest. Details should be provided separately for each circumstance giving rise to a Relevant Interest e.g. details of a trust or arrangement which gives rise to power to exercise votes attached to a security should be detailed separately to circumstances where the director is the beneficial owner of the security. This may involve disclosing a number of different types of circumstances that give rise to a Relevant Interest.)*	Beneficial
Class of Security to which Relevant Interest Relates: *(Provide full description of each class of security to which each type of Relevant Interest relates.)*	Ordinary Shares
No. of Securities Held: *(For each circumstance that gives rise to a Relevant Interest e.g. 50,000 as beneficial owner, 50,000 pursuant to Trust Deed.)*	85,000 as beneficial owner

NZSE
New Zealand Stock Exchange

Disclosure of Initial Director Relevant Interests

(Disclosure in accordance with LR 10.9.3)

Name of Listed Issuer:	EVERGREEN FORESTS LIMITED
Name of Director:	WILLIAM FALCONER
Date of Appointment:	1995
Date of Disclosure:	6 January 2003
Nature of Relevant Interest: *(Provide details of the circumstances giving rise to the Relevant Interest. Details should be provided separately for each circumstance giving rise to a Relevant Interest e.g. details of a trust or arrangement which gives rise to power to exercise votes attached to a security should be detailed separately to circumstances where the director is the beneficial owner of the security. This may involve disclosing a number of different types of circumstances that give rise to a Relevant Interest.)*	Beneficial
Class of Security to which Relevant Interest Relates: *(Provide full description of each class of security to which each type of Relevant Interest relates.)*	Convertible Notes
No. of Securities Held: *(For each circumstance that gives rise to a Relevant Interest e.g. 50,000 as beneficial owner, 50,000 pursuant to Trust Deed.)*	14,168 as beneficial owner

NZSE
New Zealand
Stock Exchange

Disclosure of Initial Director Relevant Interests

(Disclosure in accordance with LR 10.9.3)

Name of Listed Issuer:	EVERGREEN FORESTS LIMITED
Name of Director:	JAMES MCLAY
Date of Appointment:	1995
Date of Disclosure:	6 January 2003
Nature of Relevant Interest: *(Provide details of the circumstances giving rise to the Relevant Interest. Details should be provided separately for each circumstance giving rise to a Relevant Interest e.g. details of a trust or arrangement which gives rise to power to exercise votes attached to a security should be detailed separately to circumstances where the director is the beneficial owner of the security. This may involve disclosing a number of different types of circumstances that give rise to a Relevant Interest.)*	Beneficial
Class of Security to which Relevant Interest Relates: *(Provide full description of each class of security to which each type of Relevant Interest relates.)*	Ordinary Shares
No. of Securities Held: *(For each circumstance that gives rise to a Relevant Interest e.g. 50,000 as beneficial owner, 50,000 pursuant to Trust Deed.)*	8,000 as beneficial owner

NZSE
New Zealand
Stock Exchange

Disclosure of Initial Director Relevant Interests

(Disclosure in accordance with LR 10.9.3)

Name of Listed Issuer:	EVERGREEN FORESTS LIMITED
Name of Director:	JAMES MCLAY
Date of Appointment:	1995
Date of Disclosure:	6 January 2003
Nature of Relevant Interest: *(Provide details of the circumstances giving rise to the Relevant Interest. Details should be provided separately for each circumstance giving rise to a Relevant Interest e.g. details of a trust or arrangement which gives rise to power to exercise votes attached to a security should be detailed separately to circumstances where the director is the beneficial owner of the security. This may involve disclosing a number of different types of circumstances that give rise to a Relevant Interest.)*	Beneficial
Class of Security to which Relevant Interest Relates: *(Provide full description of each class of security to which each type of Relevant Interest relates.)*	Convertible Notes
No. of Securities Held: *(For each circumstance that gives rise to a Relevant Interest e.g. 50,000 as beneficial owner, 50,000 pursuant to Trust Deed.)*	1,334 as beneficial owner

NZSE
New Zealand
Stock Exchange

Disclosure of Initial Director Relevant Interests

(Disclosure in accordance with LR 10.9.3)

Name of Listed Issuer:	EVERGREEN FORESTS LIMITED
Name of Director:	PETER WILSON
Date of Appointment:	1993
Date of Disclosure:	6 January 2003
Nature of Relevant Interest: *(Provide details of the circumstances giving rise to the Relevant Interest. Details should be provided separately for each circumstance giving rise to a Relevant Interest e.g. details of a trust or arrangement which gives rise to power to exercise votes attached to a security should be detailed separately to circumstances where the director is the beneficial owner of the security. This may involve disclosing a number of different types of circumstances that give rise to a Relevant Interest.)*	Beneficial Associated
Class of Security to which Relevant Interest Relates: *(Provide full description of each class of security to which each type of Relevant Interest relates.)*	Ordinary Shares
No. of Securities Held: *(For each circumstance that gives rise to a Relevant Interest e.g. 50,000 as beneficial owner, 50,000 pursuant to Trust Deed.)*	77,000 as beneficial owner 15,000 as associated

NZSE
New Zealand
Stock Exchange

Disclosure of Initial Director Relevant Interests

(Disclosure in accordance with LR 10.9.3)

Name of Listed Issuer:	EVERGREEN FORESTS LIMITED
Name of Director:	PETER WILSON
Date of Appointment:	1993
Date of Disclosure:	6 January 2003
Nature of Relevant Interest: *(Provide details of the circumstances giving rise to the Relevant Interest. Details should be provided separately for each circumstance giving rise to a Relevant Interest e.g. details of a trust or arrangement which gives rise to power to exercise votes attached to a security should be detailed separately to circumstances where the director is the beneficial owner of the security. This may involve disclosing a number of different types of circumstances that give rise to a Relevant Interest.)*	Beneficial
Class of Security to which Relevant Interest Relates: *(Provide full description of each class of security to which each type of Relevant Interest relates.)*	Convertible Notes
No. of Securities Held: *(For each circumstance that gives rise to a Relevant Interest e.g. 50,000 as beneficial owner, 50,000 pursuant to Trust Deed.)*	90,000 as beneficial owner 2,500 as associated

NZSE
New Zealand
Stock Exchange

Disclosure of Initial Director Relevant Interests

(Disclosure in accordance with LR 10.9.3)

Name of Listed Issuer:	EVERGREEN FORESTS LIMITED
Name of Director:	PETER WILSON
Date of Appointment:	1993
Date of Disclosure:	6 January 2003
Nature of Relevant Interest: *(Provide details of the circumstances giving rise to the Relevant Interest. Details should be provided separately for each circumstance giving rise to a Relevant Interest e.g. details of a trust or arrangement which gives rise to power to exercise votes attached to a security should be detailed separately to circumstances where the director is the beneficial owner of the security. This may involve disclosing a number of different types of circumstances that give rise to a Relevant Interest.)*	Beneficial
Class of Security to which Relevant Interest Relates: *(Provide full description of each class of security to which each type of Relevant Interest relates.)*	Convertible Redeemable Preference Shares
No. of Securities Held: *(For each circumstance that gives rise to a Relevant Interest e.g. 50,000 as beneficial owner, 50,000 pursuant to Trust Deed.)*	110,000 as beneficial owner

New Zealand Stock Exchange

Disclosure of Initial Director Relevant Interests

(Disclosure in accordance with LR 1 0.9.3)

Name of Listed Issuer:	EVERGREEN FORESTS LIMITED
Name of Director:	PETER WILSON
Date of Appointment:	1993
Date of Disclosure:	6 January 2003
Nature of Relevant Interest: *(Provide details of the circumstances giving rise to the Relevant Interest Details should be provided separately for each circumstance giving rise to a Relevant Interest e.g. details of a trust or arrangement which gives rise to power to exercise votes attached to a security should be detailed separately to circumstances where the director is the beneficial owner of the security. This may involve disclosing a number of different types of circumstances that give rise to a Relevant Interest.)*	Beneficial
Class of Security to which Relevant Interest Relates: *(Provide full description of each class of security to which each type of Relevant Interest relates.)*	Options on Ordinary Shares
No. of Securities Held: *(For each circumstance that gives rise to a Relevant Interest e.g. 50,000 as beneficial owner, 50,000 pursuant to Trust Deed.)*	288,000 as beneficial owner

EVERGREEN FORESTS LIMITED

Evergreen Forests Limited

Level 15, Quay Tower
29 Customs Street West
Private Bag 106604
Downtown
Auckland, New Zealand

Telephone No. (NZ) (09) 307 3240
International (+64 9) 307 3240
Facsimile No. (NZ) (09) 307 3247
International (+64 9) 307 3247
Web Page: evergreen.co.nz

Fax Sheet

Date:	**November 1, 2002**	**Time:**	**16:47**
To:	Market Information Services New Zealand Stock Exchange	**From:**	Greg Parker Treasurer
Cc:		**E-Mail:**	gkp@evergreen.co.nz
City/Country:		**City/Country:**	Auckland, New Zealand
Fax #:	**04 473 1470**	**Number of pages** *(including this sheet)*	1

If you do not receive all pages or any of them are poor quality, please advise by phone or fax as soon as possible

---

1 November 2002

Evergreen Forests Limited (ISIN:NZEVFE0001S2) - Share Buyback

Evergreen Forests Limited has advised the on-market buyback on 1/11/2002 of 13,200 ordinary shares at $0.53 which have been purchased for cash as part of its acquisition programme authorised by the board of directors on 22 August 2002. The shares will be held by the company as Treasury Stock.

The total number of ordinary shares on issue is 145,129,071 of which 65,750 are held as Treasury Stock.

Evergreen Forests Limited

Level 15, Quay Tower
29 Customs Street West
Private Bag 106604
Downtown
Auckland, New Zealand

Telephone No. (NZ) (09) 307 3240
International (+64 9) 307 3240
Facsimile No. (NZ) (09) 307 3247
International (+64 9) 307 3247
Web Page: evergreen.co.nz

Fax Sheet

Date:	November 11, 2002	**Time:**	08:51
To:	Market Information Services New Zealand Stock Exchange	**From:**	Greg Parker Treasurer
Cc:		**E-Mail:**	gkp@evergreen.co.nz
City/Country:		**City/Country:**	Auckland, New Zealand
Fax #:	04 473 1470	**Number of pages** *(including this sheet)*	1

If you do not receive all pages or any of them are poor quality, please advise by phone or fax as soon as possible

---

11 November 2002

Evergreen Forests Limited (ISIN:NZEVFE0001S2) - Share Buyback

Evergreen Forests Limited has advised the on-market buyback on 8/11/2002 of 1,484 ordinary shares at $0.53 which have been purchased for cash as part of its acquisition programme authorised by the board of directors on 22 August 2002. The shares will be held by the company as Treasury Stock.

The total number of ordinary shares on issue is 145,129,071 of which 74,034 are held as Treasury Stock.

EVERGREEN FORESTS LIMITED

Evergreen Forests Limited

Level 15, Quay Tower
29 Customs Street West
Private Bag 106604
Downtown
Auckland, New Zealand

Telephone No. (NZ) (09) 307 3240
International (+64 9) 307 3240
Facsimile No. (NZ) (09) 307 3247
International (+64 9) 307 3247
Web Page: evergreen.co.nz

Fax Sheet

Date: November 11, 2002 **Time:** 08:58

To: Market Information Services
New Zealand Stock Exchange

From: Greg Parker
Treasurer

Cc:

E-Mail: gkp@evergreen.co.nz

City/Country:
Zealand

City/Country: Auckland, New

Fax #: 04 473 1470

Number of pages *(including this sheet)*
1

If you do not receive all pages or any of them are poor quality, please advise by phone or fax as soon as possible

---

11 November 2002

Evergreen Forests Limited (ISIN:NZEVFE0001S2) – Resolutions Passed at Annual General Meeting

The following resolutions proposed at the Evergreen Forests Limited Annual Meeting on 8 November 2002 were passed by the required majority of votes. Those resolutions comprised:

- Re-election of Donald M Campbell as a director
- Authorisation for directors to fix the fees and expenses of the company's auditor

Agenda item 3, the resolution to increase director's fees, was withdrawn.

EVERGREEN FORESTS LIMITED

Evergreen Forests Limited

Level 15, Quay Tower
29 Customs Street West
Private Bag 106604
Downtown
Auckland, New Zealand

Telephone No. (NZ) (09) 307 3240
International (+64 9) 307 3240
Facsimile No. (NZ) (09) 307 3247
International (+64 9) 307 3247
Web Page: evergreen.co.nz

Fax Sheet

Date:	**November 7, 2002**	**Time:**	**16:17**
To:	Market Information Services New Zealand Stock Exchange	**From:**	Greg Parker Treasurer
Cc:		**E-Mail:**	gkp@evergreen.co.nz
City/Country:		**City/Country:**	Auckland, New Zealand
Fax #:	**04 473 1470**	**Number of pages** *(including this sheet)*	1

If you do not receive all pages or any of them are poor quality, please advise by phone or fax as soon as possible

---

7 November 2002

Evergreen Forests Limited (ISIN:NZEVFE0001S2) - Share Buyback

Evergreen Forests Limited has advised the on-market buyback on 6/11/2002 of 1,516 ordinary shares at $0.53 which have been purchased for cash as part of its acquisition programme authorised by the board of directors on 22 August 2002. The shares will be held by the company as Treasury Stock.

The total number of ordinary shares on issue is 145,129,071 of which 72,550 are held as Treasury Stock.

Evergreen Forests Limited

Level 15, Quay Tower
29 Customs Street West
Private Bag 106604
Downtown
Auckland, New Zealand

Telephone No. (NZ) (09) 307 3240
International (+64 9) 307 3240
Facsimile No. (NZ) (09) 307 3247
International (+64 9) 307 3247
Web Page: evergreen.co.nz

Fax Sheet

Date:	November 6, 2002	**Time:**	17:12
To:	Market Information Services New Zealand Stock Exchange	**From:**	Greg Parker Treasurer
Cc:		**E-Mail:**	gkp@evergreen.co.nz
City/Country:		**City/Country:**	Auckland, New Zealand
Fax #:	04 473 1470	**Number of pages** *(including this sheet)*	1

If you do not receive all pages or any of them are poor quality, please advise by phone or fax as soon as possible

---

6 November 2002

Evergreen Forests Limited (ISIN:NZEVFE0001S2) - Share Buyback

Evergreen Forests Limited has advised the on-market buyback on 6/11/2002 of 4,000 ordinary shares at $0.53 which have been purchased for cash as part of its acquisition programme authorised by the board of directors on 22 August 2002. The shares will be held by the company as Treasury Stock.

The total number of ordinary shares on issue is 145,129,071 of which 71,034 are held as Treasury Stock.

Evergreen Forests Limited

EVERGREEN FORESTS LIMITED

Level 15, Quay Tower
29 Customs Street West
Private Bag 106604
Downtown
Auckland, New Zealand

Telephone No. (NZ) (09) 307 3240
International (+64 9) 307 3240
Facsimile No. (NZ) (09) 307 3247
International (+64 9) 307 3247
Web Page: evergreen.co.nz

Fax Sheet

Date:	October 15, 2002	**Time:**	17:12
To:	Market Information Services New Zealand Stock Exchange	**From:**	Greg Parker Treasurer
Cc:		**E-Mail:**	gkp@evergreen.co.nz
City/Country:		**City/Country:**	Auckland, New Zealand
Fax #:	04 473 1470	**Number of pages** *(including this sheet)*	1

If you do not receive all pages or any of them are poor quality, please advise by phone or fax as soon as possible

---

15 October 2002

Evergreen Forests Limited (ISIN:NZEVFE0001S2) - Share Buyback

Evergreen Forests Limited has advised the on-market buyback on 15/10/2002 of 14,600 ordinary shares at $0.52 which have been purchased for cash as part of its acquisition programme authorised by the board of directors on 22 August 2002. The shares will be held by the company as Treasury Stock.

The total number of ordinary shares on issue is 145,129,071 of which 52,550 are held as Treasury Stock.

FAXED

EVERGREEN FORESTS LIMITED

Evergreen Forests Limited

Level 15, Quay Tower
29 Customs Street West
Private Bag 106604
Downtown
Auckland, New Zealand

Telephone No. (NZ) (09) 307 3240
International (+64 9) 307 3240
Facsimile No. (NZ) (09) 307 3247
International (+64 9) 307 3247
Web Page: evergreen.co.nz

Fax Sheet

Date:	October 11, 2002	**Time:**	16:12
To:	Market Information Services New Zealand Stock Exchange	**From:**	Greg Parker Treasurer
Cc:		**E-Mail:**	gkp@evergreen.co.nz
City/Country:		**City/Country:**	Auckland, New Zealand
Fax #:	04 473 1470	**Number of pages** *(including this sheet)*	1

If you do not receive all pages or any of them are poor quality, please advise by phone or fax as soon as possible

---

11 October 2002

Evergreen Forests Limited (ISIN:NZEVFE0001S2) - Share Buyback

Evergreen Forests Limited has advised the on-market buyback on 11/10/2002 of 11,000 ordinary shares at $0.50 which have been purchased for cash as part of its acquisition programme authorised by the board of directors on 22 August 2002. The shares will be held by the company as Treasury Stock.

The total number of ordinary shares on issue is 145,129,071 of which 37,950 are held as Treasury Stock.

pp Greg Parker

EVERGREEN FORESTS LIMITED

Evergreen Forests Limited

Level 15, Quay Tower
29 Customs Street West
Private Bag 106604
Downtown
Auckland, New Zealand

Telephone No. (NZ) (09) 307 3240
International (+64 9) 307 3240
Facsimile No. (NZ) (09) 307 3247
International (+64 9) 307 3247
Web Page: evergreen.co.nz

Fax Sheet

Date:	**September 24, 2002**	**Time:**	**16:12**
To:	Market Information Services New Zealand Stock Exchange	**From:**	Greg Parker Treasurer
Cc:		**E-Mail:**	gkp@evergreen.co.nz
City/Country:		**City/Country:**	Auckland, New Zealand
Fax #:	**04 473 1470**	**Number of pages** *(including this sheet)*	1

If you do not receive all pages or any of them are poor quality, please advise by phone or fax as soon as possible

---

24 September 2002

Evergreen Forests Limited (ISIN:NZEVFE0001S2) - Share Buyback

Evergreen Forests Limited has advised the on-market buyback on 24/9/2002 of 5,000 ordinary shares at $0.50 which have been purchased for cash as part of its acquisition programme authorised by the board of directors on 22 August 2002. The shares will be held by the company as Treasury Stock.

The total number of ordinary shares on issue is 145,129,071 of which 26,950 are held as Treasury Stock.

FAXED

Evergreen Forests Limited

EVERGREEN FORESTS LIMITED

Level 15, Quay Tower
29 Customs Street West
Private Bag 106604
Downtown
Auckland, New Zealand

Telephone No. (NZ) (09) 307 3240
International (+64 9) 307 3240
Facsimile No. (NZ) (09) 307 3247
International (+64 9) 307 3247
Web Page: evergreen.co.nz

Fax Sheet

Date:	**September 23, 2002**	**Time:**	**16:28**
To:	Market Information Services New Zealand Stock Exchange	**From:**	Greg Parker Treasurer
Cc:		**E-Mail:**	gkp@evergreen.co.nz
City/Country:		**City/Country:**	Auckland, New Zealand
Fax #:	**04 473 1470**	**Number of pages** *(including this sheet)*	1

If you do not receive all pages or any of them are poor quality, please advise by phone or fax as soon as possible

---

23 September 2002

Evergreen Forests Limited (ISIN:NZEVFE0001S2) - Share Buyback

Evergreen Forests Limited has advised the on-market buyback on 23/9/2002 of 10,000 ordinary shares at $0.52 which have been purchased for cash as part of its acquisition programme authorised by the board of directors on 22 August 2002. The shares will be held by the company as Treasury Stock.

The total number of ordinary shares on issue is 145,129,071 of which 21,950 are held as Treasury Stock.

[signature]

pp Greg Parker

Evergreen Forests Limited

Level 15, Quay Tower
29 Customs Street West
Private Bag 106604
Downtown
Auckland, New Zealand

Telephone No. (NZ) (09) 307 3240
International (+64 9) 307 3240
Facsimile No. (NZ) (09) 307 3247
International (+64 9) 307 3247
Web Page: evergreen.co.nz

FAXED

Fax Sheet

Date:	September 20, 2002	**Time:**	15:54
To:	Market Information Services New Zealand Stock Exchange	**From:**	Greg Parker Treasurer
Cc:		**E-Mail:**	gkp@evergreen.co.nz
City/Country:		**City/Country:**	Auckland, New Zealand
Fax #:	04 473 1470	**Number of pages** *(including this sheet)*	1

If you do not receive all pages or any of them are poor quality, please advise by phone or fax as soon as possible

---

20 September 2002

Evergreen Forests Limited (ISIN:NZEVFE0001S2) - Share Buyback

Evergreen Forests Limited has advised the on-market buyback on 20/9/2002 of 1,950 ordinary shares at $0.50 which have been purchased for cash as part of its acquisition programme authorised by the board of directors on 22 August 2002. The shares will be held by the company as Treasury Stock.

The total number of ordinary shares on issue is 145,129,071 of which 11,950 are held as Treasury Stock.

Evergreen Forests Limited

Level 15, Quay Tower
29 Customs Street West
Private Bag 106604
Downtown
Auckland, New Zealand

Telephone No. (NZ) (09) 307 3240
International (+64 9) 307 3240
Facsimile No. (NZ) (09) 307 3247
International (+64 9) 307 3247
Web Page: evergreen.co.nz

Fax Sheet

Date:	**September 17, 2002**	**Time:**	**16:47**
To:	Market Information Services New Zealand Stock Exchange	**From:**	Greg Parker Treasurer
Cc:		**E-Mail:**	gkp@evergreen.co.nz
City/Country:		**City/Country:**	Auckland, New Zealand
Fax #:	**04 473 1470**	**Number of pages** *(including this sheet)*	1

If you do not receive all pages or any of them are poor quality, please advise by phone or fax as soon as possible

---

17 September 2002

Evergreen Forests Limited (ISIN:NZEVFE0001S2) - Share Buyback

Evergreen Forests Limited has advised the on-market buyback on 17/92002 of 10,000 ordinary shares at $0.50 which have been purchased for cash as part of its acquisition programme authorised by the board of directors on 22 August 2002. The shares will be held by the company as Treasury Stock.

The total number of ordinary shares on issue is 145,129,071 of which 10,000 are held as Treasury Stock.

Evergreen Forests Limited

Level 15, Quay Tower
29 Customs Street West
Private Bag 106604
Downtown
Auckland, New Zealand

Telephone No. (NZ) (09) 307 3240
International (+64 9) 307 3240
Facsimile No. (NZ) (09) 307 3247
International (+64 9) 307 3247
Web Page: evergreen.co.nz

Fax Sheet

Date:	**September 9, 2002**	**Time:**	**16:47**
To:	Market Information Services New Zealand Stock Exchange	**From:**	Greg Parker Treasurer
Cc:		**E-Mail:**	gkp@evergreen.co.nz
City/Country:		**City/Country:**	Auckland, New Zealand
Fax #:	**04 473 1470**	**Number of pages** *(including this sheet)*	1

If you do not receive all pages or any of them are poor quality, please advise by phone or fax as soon as possible

---

9 September 2002

Evergreen Forests Limited (ISIN:NZEVFE0001S2) - Buyback

Evergreen announced that it intends, during the next twelve months, to conduct an on market buy back of up to 2,200,000 (1.52%) of its ordinary shares and 1,000,000 (4.55%) of its ten-year zero-coupon convertible notes.

A letter was sent to shareholders and noteholders on 28 August outlining details of the buyback.

Evergreen Forests Limited

EVERGREEN FORESTS LIMITED

Level 15, Quay Tower
29 Customs Street West
Private Bag 106604
Downtown
Auckland, New Zealand

Telephone No. (NZ) (09) 307 3240
International (+64 9) 307 3240
Facsimile No. (NZ) (09) 307 3247
International (+64 9) 307 3247
Web Page: evergreen.co.nz

Fax Sheet

Date:	**September 11, 2002**	**Time:**	**10:41**
To:	Market Information Services New Zealand Stock Exchange	**From:**	Greg Parker Treasurer
Cc:		**E-Mail:**	gkp@evergreen.co.nz
City/Country:		**City/Country:**	Auckland, New Zealand
Fax #:	**04 473 1470**	**Number of pages** *(including this sheet)*	1

If you do not receive all pages or any of them are poor quality, please advise by phone or fax as soon as possible

---

11 September 2002

Evergreen Forests Limited (ISIN:NZEVFE0001S2)

Evergreen Forests Limited advised today that it received written notice of Mr. Roy M. McCluskey's resignation from the Board of Directors of the Company, effective 7th August 2002.

For further information please contact the Chairman, Mr Peter D. Wilson on 025 440 418.

Evergreen Forests Limited

Level 15, Quay Tower
29 Customs Street West
Private Bag 106604
Downtown
Auckland, New Zealand

Telephone No. (NZ) (09) 307 3240
International (+64 9) 307 3240
Facsimile No. (NZ) (09) 307 3247
International (+64 9) 307 3247
Web Page: evergreen.co.nz

FAXED

Fax Sheet

Date:	**September 9, 2002**	**Time:**	**10:58**
To:	Market Information Services New Zealand Stock Exchange	**From:**	Greg Parker Treasurer
Cc:		**E-Mail:**	gkp@evergreen.co.nz
City/Country:		**City/Country:**	Auckland, New Zealand
Fax #:	**04 473 1470**	**Number of pages** *(including this sheet)*	1

If you do not receive all pages or any of them are poor quality, please advise by phone or fax as soon as possible

---

9 September 2002

Evergreen Forests Limited (ISIN:NZEVFE0001S2)

Evergreen Forests Limited advised today that Mr. Stephen Nash Hurley has resigned from the Board of Directors of the Company, effective 6th September 2002.